SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Receives 2009 Internet Telephony IPTV Excellence Award

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 8, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE RECEIVES 2009 INTERNET TELEPHONY
IPTV EXCELLENCE AWARD

EZ TV Awarded for Outstanding IPTV Solutions

Herzliya, Israel, September 8, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that Technology Marketing Corporation (TMC) has named its EZ TV System as a recipient of the 2009 IPTV Excellence Award presented by Internet Telephony magazine (www.itmag.com). The Second Annual IPTV Excellence Award winners are featured in the September 2009 issue of Internet Telephony.

EZ TV System is an advanced application suite that empowers organizations to deliver live and on-demand video over local and wide area IP networks to every PC and Set Top Box. EZ TV allows military and law enforcement organizations, government agencies, enterprises, and educational institutions to deliver their own custom lineups of locally produced, broadcast, and on-demand content.

EZ TV Player provides PC users with an enhanced, interactive web-based viewing experience by supporting multi-format video feeds in mosaic views of 1, 4, 9 or 16 simultaneous streams. Automatic installation of its player at first entry from each desktop makes EZ TV System quick to set-up and easy to deploy. Its advanced management interface allows streaming hundreds of live channels and hours of VOD content from a central server. EZ TV System supports thousands of users with access privileges based on Microsoft Active Directory groups.

“EZ TV System’s centralized management of users and content enables our customers to enjoy rapid installation and secure, cost-effective operation,” said Nir Shalev, VP Marketing at Optibase. “The IPTV Excellence Award acknowledges Optibase’s strong commitment to providing its customers with optimal tools for delivering video throughout IP networks”

For more information, please visit http://www.optibase.com/EZTV/.

EZ TV System will be demonstrated at the following October shows:
—	Indesec Expo 2009, New Delhi, India. October 11-13 - Booth 11.59A
—	HD World / SATCON, New York, NY, USA, October 14-15 - Booth 831
—	MILCOM, Boston, MA, USA, October 18-21 - Booth 357

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

About Internet Telephony magazine
Internet Telephony has been the IP Communications Authority since 1998™. Launched as a quarterly publication in January 1998, Internet Telephony magazine has been published monthly since October 1998. Internet Telephony provides readers with the best information necessary to learn about and purchase the equipment, software, and services they need to take advantage of Internet telephony. The magazine offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. It reaches more than 225,000 readers, including pass-along readers. For more information, please visit www.itmag.com.

About TMC
Technology Marketing Corporation (TMC) is a global integrated media company helping clients build communities in print, in person and online.  TMC publishes Customer Interaction Solutions, Internet telephony, Unified Communications, and NGN magazines.  TMCnet, TMC’s Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by two million unique visitors each month on average worldwide, according to Webtrends.  TMCnet has ranked within the top 3,000 in Quantcast’s Top U.S. sites, placing TMCnet in the nation’s top .03% most visited Web sites. In addition, TMC produces ITEXPO, 4GWE Conference (in conjunction with Crossfire Media), Digium|Asterisk World and AstriCon (in conjunction with Digium), and Communications Developer Conference.

TMC also serves technology professionals with industry-specific Web sites: IT.TMCnet.com, Cable.TMCnet.com, WiMAX.TMCnet.com, Robotics.TMCnet.com, Satellite.TMCnet.com, Green.TMCnet.com, Healthcare.TMCnet.com, and Education.TMCnet.com.

For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.